FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For January 29, 2007
Commission File Number 0-50822

NORTHWESTERN MINERAL VENTURES INC.
(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                             No     X

This Form 6-K consists of:

‘‘Northwestern Mineral Ventures Inc. (TSXV: NWT; OTCBB: NWTMF) has entered into a definitive option agreement with Azimut Exploration Inc. (TSXV: AZM) to expand their uranium project in the Ungava Bay region of northern Quebec. Under the terms of the agreement, Northwestern will acquire controlling interest in a second highly prospective property that is contiguous with its North Rae Uranium Project, where results to date have revealed the potential for a new uranium district. Called the ‘‘Daniel Lake Uranium Project,’’ this new property consists of an additional two blocks representing 862 claims with a total area of 390.3 km2 or 96,445 acres (39,030 hectares).

‘‘This acquisition almost doubles our land position in an area that has the geological characteristics to potentially become Canada’s newest uranium region,’’ said Marek J. Kreczmer, President and CEO of Northwestern. ‘‘The lake sediments at Daniel Lake are well defined and correlate with structural lineaments. This is important because uranium deposits in a geological setting similar to that found at Daniel Lake and North Rae are usually related to structural lineaments.’’

The Daniel Lake Uranium Project was identified as prospective by the proprietary methodology used by Azimut that identified North Rae, where a 2.0-mile (3.3 kilometer) long highly prospective uranium mineralized zone, with rock sample values of up to 0.59% U3O8, has been identified. The area remains open in all directions and coincides with a strong 3.1-mile (5.0-kilometer) long airborne radiometric and magnetic anomaly, as discussed in a press release of Northwestern dated November 29, 2006. This anomaly and 13 others identified in an earlier airborne survey highlight the area’s significant uranium potential.

Daniel Lake is located approximately 100 miles (160 kilometers) east of the town of Kuujjuaq in the eastern Ungava Bay region of Northern Quebec. It is approximately nine miles (15 kilometers) east of George River, which is navigable and flows into Ungava Bay 25 miles (40 kilometers) to the north.

The Daniel Lake Uranium Project covers a strong uranium footprint in lake bottom sediments in an area marked by deep-seated regional faults, felsic intrusives and pegmatites within a metamorphic gneissic context. The exploration model focuses on large surface targets potentially mineable by open pit methods.

Under the terms of the definitive option agreement, Northwestern will pay C$230,000 in cash installments over a four-year period and issue 200,000 common shares. An initial payment of C$50,000 is due within 15 days of the option agreement and C$30,000 is payable upon the first anniversary of the option agreement. Northwestern will also spend a total of C$2.6 million in exploration expenditures on the property in tranches over five years, of which C$300,000 must be expended during the first year of the agreement, to earn an initial 50% interest in the project from Azimut, at which stage Azimut would retain a 2% yellow cake royalty. Shares will be issued in two stages, with 100,000 to be issued within 15 days of the execution of the option agreement and the remaining 100,000 shares to be issued upon the first anniversary of the option agreement (subject in each case to TSX Venture Exchange approval). Shares are subject to all required regulatory hold periods. Northwestern can subsequently increase its ownership to 65% by issuing an additional 100,000 shares and paying an additional C$150,000 in cash over an additional five years. To earn its 65% interest, Northwestern must also incur a minimum additional C$1.0 million in exploration expenditures over five years and produce a bankable feasibility study during the five-year period, subject to extension in certain circumstances. In the event that Northwestern does not elect to increase its interest in the property up to 65% once it has fully exercised its 50% option, it shall pay to Azimut a final cash payment of $100,000.

The option agreement remains subject to the approval of the TSX Venture Exchange.’’

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.

By:	/s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: January 29, 2007